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**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ February 2002

CAMFLO INTERNATIONAL INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Releases: 2/19/2002; 2/19/2002; 2/28/2002
2. Notice/Information Circular/Proxy for Annual Meeting of Shareholders   held 6/26/2002
3. Financial Statements:
    Form 51-901F and Fiscal 2001 Ended 12/31/2001, paper filed with 20F
    Form 61 and Three Months Ended   3/31/2002, filed 6/ 3/2002
    Form 61 and Six Month Ended   6/30/2002, filed 8/30/2002
    Form 61 and Nine Months Ended   9/30/2002, filed 11/27/2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CAMFLO INTERNATIONAL INC.
#400, 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

February 19, 2002

NEWS RELEASE

CAMFLO INTERNATIONAL INC. announced today that the Company will conduct a private placement. The Placement will involve the issuance of 1,000,000 units at a purchase price of $0.10 per unit. Each unit will consist of one common share, and a two year share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.14. The proceeds from this placement will be used to augment working capital. The placement is subject to the company obtaining all regulatory approvals.

ON BEHALF OF THE BOARD:

Signed:
"Alan Crawford"
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAMFLO INTERNATIONAL INC.

Suite 400, 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

February 19, 2002

NEWS RELEASE

Camflo International Inc. announced today that incentive stock options for the purchase of up to 133,666 shares at a price of $0.10 per share exercisable on or before February 19, 2007, have been granted to Directors of the Company. The stock options are subject to the acceptance of the Canadian Venture Exchange.

On behalf of the Board:

"Alan Crawford"
_____
Alan Crawford, President

CAMFLO INTERNATIONAL INC.
#400, 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

February 25, 2002

NEWS RELEASE

Camflo International Inc. is pleased to announce a number of creditors have agreed to a shares for debt settlement. Under the terms of the settlement the Company will issue up to 1,050,000 common shares at a price of $0.12 per share to settle approximately $126,000 in debt.

This transaction is subject to all regulatory approvals.

ON BEHALF OF THE BOARD:
Signed:
"Alan Crawford"

The Canadian Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.

CAMFLO INTERNATIONAL INC.
NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2002 Annual General Meeting of the Members of **CAMFLO INTERNATIONAL INC.** (hereinafter called the "Company") will be held at Suite 400, 455 Granville Street, Vancouver, British Columbia, on **June 26, 2002** at the hour of 10:30 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive the Report of the Directors;
2. to receive the financial statements of the Company for its fiscal year ended December 31, 2001 and the report of the Auditors thereon;
3. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;
4. to determine the number of directors and to elect directors;
5. to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and a Form of Proxy.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 8th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
"Alan Crawford"
President

CAMFLO INTERNATIONAL INC.
INFORMATION CIRCULAR
AS AT AND DATED MAY 8, 2002

This Information Circular accompanies the Notice of the 2002 Annual General Meeting of Members of **CAMFLO INTERNATIONAL INC**. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at anytime up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such depositsthe proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employee of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares, of which 2,336,666 common shares are issued and outstanding as of the date hereof. In addition the Company is authorized to issue an unlimited number of Preferred Shares, issuable in series, none of which are currently issued. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than the following:

Name and Address No. of Shares Percentage

Alan Crawford
#4- 1609 Balsam St.
Vancouver, BC
V6K 3Z9
134,138 12.12%

The directors have determined that all members of record as of the 23rd day of May 2002 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, #1600, 1066 West Hastings St. Vancouver, BC V6E 3X1, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Material to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Company's Registrar and Transfer Agent as provided above; or**

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

Statement of Executive Compensation

The following table sets forth particulars concerning the compensation of the Executive Officers as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia for the Company's financial year ended December 31, 2001. The Company has one executive officer, namely Alan Crawford, the President and a Director of the Company.

Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Alan	2001	$60,000	Nil	Nil	Nil	Nil	N/A	Nil
Crawford	2000	$60,000	Nil	Nil	Nil	Nil	N/A	Nil
President & CEO	1999	$55,000l	Nil	Nil	300,000	Nil	N/A	Nil

(1) No executive officer earned in excess of $100,000.
(2) Refer to "Options and SAR's Granted" to "Executive Officers" for further details.

Long Term Incentive Plan Awards to Executive Officers

The Company has made no long term incentive plan awards during the past fiscal year to any executive officers of the Company, and none are proposed.

Options and SAR's Granted During the Most Recently Completed Financial Year

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant $/Security	Expiration Date
Nil						

Options and SAR's Exercised by Executive Officers

The following table sets forth particulars concerning each exercise of options and SAR's by each of the Named Executive Officers during the financial year ended December 31, 2001, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercised During Most Recent Completed Financial Year End and Financial Year End Option/SAR Values

Name	Securities Acquired on Exercise (#) (3)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Alan Crawford	Nil	Nil	Nil	Nil

Termination of Employment, Change in Responsibilities or Control and Employment Contracts

The Company has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive offices, in the financial year ended December 31, 2001, or current fiscal year with the view to compensation such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control, where in respect of an Executive of Officer the value of such compensation, including all periodic payments or installments exceeds $100,000. The Company has made no long term incentive plan awards during the past fiscal year to any executive officers of the Company, and none are proposed.

Compensation of Directors

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued Treasury Shares reserved for the grant of Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors.

Management Contracts

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors. During the financial year, the Company incurred management fees of $60,000 to Techven Finance Corp., the principal of which is the President of the Company. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors.

Indebtedness of Directors and Senior Officers

None of the Directors and Senior Officers of the Company, nor any associate or affiliate of the Directors and Senior Officers, has been indebted to the Company during the financial year ended December 31, 2001.

Interest of Insiders in Material Transactions

During the financial year ended December 31, 2001, none of the insiders of the Company nor any proposed nominee for election as a director, nor any associate or affiliate of the said person, has any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Company or any of its subsidiaries, other than incentive stock options.

Incentive Stock Options

Options are granted in order to attract, retain and motivate directors, officers and employees of the Company and other persons who provide services or who are of special value to the Company and to closely align the personal interest of such individuals to that of the Company. During the financial year ended December 31, 2001, the following shares were issued pursuant to the exercise of stock options:

No. of Shares	Date of Exercise Market Value	Exercise Price	Aggregate Net Value

Nil

Interest of Certain Persons in Matters to Be Acted on

The Directors and Officers of the Company have an interest in the resolutions concerning the election of Directors. Otherwise, no Director or Officer, present or nominated, or person who has been a Director or Officer since the beginning of the Company's last financial year, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment of Auditors

Management proposes the appointment of Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, as Auditors of the Company for the ensuing year and that the Directors be authorized to fix their remuneration.

Election of Directors

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or unless he becomes disqualified to act as a Director. Management proposes to fix the number of directors at four (4) for the ensuing year.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period from which Nominee has Been a Director	Number of Approximate Voting Securities(*)
Alan Crawford, Vancouver, BC President & Director	President & Director President of a private venture capital firm since 1992	April, 1997	134,138
Robert Leon Hewitt Jr. San Diego, CA Director	Independent Businessman	September, 2001	Nil
Greg Burnett, Vancouver, BC Director	President of a private management consulting firm	May, 1998	Nil
Kenneth Dawson Vancouver, BC Director	President of a private geological consulting firm	April, 1997	Nil

* Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised, which information has been furnished by the nominees themselves. All of the proposed nominees are ordinarily residents in Canada except Robert Hewitt whom is a U.S. resident.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Robert Hewitt, Alan Crawford, and Greg Burnett will be the three directors elected by the Board of Directors of the Company to the Audit Committee.

Stock Options

At the Meeting, the members of the Company will be asked to ratify and approve any existing stock options granted to insiders otherwise than pursuant to prior shareholder authorization and authorize the Directors to grant stock options to insiders of the Company and to re-negotiate any existing stock options, all at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange. Shareholder approval to the grant and/or re-negotiation of insiders' incentive stock options is required pursuant to the rules of the TSX Venture Exchange. In the event shareholder approval is not forthcoming, the Company will not proceed with the grant or re-negotiation, as the case may be, of insiders' incentive stock options. The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Management knows of no other matters to come before the Meeting of Shareholders other than referred to in the Notice of Meeting. However, if any other matters which are not known to the Management of the Company shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by Management of the Company will Proxy.

Board Approval.

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company at a meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:
"Alan Crawford"

_____

ALAN CRAWFORD
President and Director

PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF CAMFLO INTERNATIONAL INC. TO BE HELD AT #400, 455 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA ON JUNE 26 2002, AT 10:30AM.

The undersigned Member of the Company hereby appoints, Alan Crawford, the President of the Company, or failing this person, Robert Palkowski, Secretary of the Company, or in the place of the foregoing, _____, (*print the name*), as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the Members of the Company (the "Meetings") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (for full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	**Withhold**
1. Appointment of Auditor	[ ]	[ ]
2. To authorize Directors to fix auditor's	**For**	**Against**
remuneration	[ ]	[ ]
3. To determine the number of directors at	**For**	**Against**
four (4)	[ ]	[ ]
4. To elect as a Director:	**For**	**Withhold**
Alan Crawford	[ ]	[ ]
Greg Burnett	[ ]	[ ]
Robert Hewitt	[ ]	[ ]
Kenneth Dawson	[ ]	[ ]
5. To approve and authorize directors to grant	**For**	**Against**
and amend stock options to insiders, as more particularly	[ ]	[ ]
set out in the Information Circular		
6. To grant the proxyholder authority to vote	**For**	**Against**
at his/her discretion on any amendment to the	[ ]	[ ]
previous resolution, or any other matters which		
may properly come before the Meeting		

The undersigned Member hereby revokes any proxy previously give to attend and vote at said Meeting.

SIGN HERE: _____
Please print name: _____
Date: _____

THIS PROXY FORM MUST BE SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") **must be signed** by you, the Member, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; **and if executed by an attorney, officer, or other duly appointed representative**, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **If this Instrument of Proxy is not dated** *in the space provided,* authority is hereby given by you, the Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Member, by CIBC Mellon Trust Company of Canada.

4. **A Member who wishes to attend the Meeting and vote on the resolution in person**, may do so as follows:

> a) **If you are a registered Member**: simply register with the scrutineer before the Meeting begins.

> b) **If you are a Member whose securities are held by a financial institution**: using the reverse of this Instrument of Proxy, strike out the names of the management proxyholders shown and insert your name as the proxyholder in the blank space provided, indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting: and sign, date and return the Instrument of Proxy to the financial institution or its agent who will validate and file your votes with CIBC Mellon Trust Company of Canada. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. **A Member who is** *not able to attend* **the Meeting in person but wishes to vote on the resolutions**, may do the following:

> a) **If you are a registered Member**:

>> i) **To appoint one of the management proxyholders** named on the Instrument of Proxy, leave the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Member had specified an affirmative vote;

>> *or*

>> ii) *To appoint another proxyholder*, who need not be a Member of the Company to vote according to the Member's instructions, strike out the Management proxyholders shown and insert the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

> **b) If you are a Member whose securities are held by a financial institution:**
> Complete this Instrument of Proxy and return it to your financial institution or its agent to validate and file your votes with CIBC Mellon Trust Company of Canada. Do not complete the blank space provided for the appointment of an alternate proxyholder unless that person will be able to attend the Meeting and vote on your behalf.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll** of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has submitted an Instrument of Proxy, **the Member may still attend the Meeting and may vote in person**. To do so, the Member must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of CIBC MELLON TRUST COMPANY OF CANADA no later that forty eight (48) hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or any adjournment thereof. The mailing address of CIBC MELLON TRUST COMPANY is #1600, 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1, and its fax number is (604) 688-4330

British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
CAMFLO INTERNATIONAL INC.	March 31, 2002	May 22, 2002

ISSUER ADDRESS:

Suite 704, 938 Howe Street,

CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE**
Vancouver	British Columbia	V6Z 1N9	(604) 331-4423	(604) 837-9484

CONTACT PERSON	**CONTACT'S POSITION**	**CONTACT TELEPHONE NO.**
Alan Crawford	Director	(604) 837-9484

WEBSITE:	**E-MAIL ADDREWSS:**
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	**DATE SIGNED**
Signed:	**YY/MM/DD**
"Alan Crawford"	02/05/29

DIRECTOR'S SIGNATURE	**DATE SIGNED**
Signed:	**YY/MM/DD**
"Greg Burnett"	02/05/29

CAMFLO INTERNATIONAL INC.
Balance Sheet
(Unaudited – Prepared by Management)

	2002 March 31 $	2001 September 30 $
ASSETS		
Current assets:		
Cash	293,234	75,450
Accounts Receivable	15,081	13,146
	308,315	88,596
Oil and Gas Interests (Note 2)	161,000	-
Capital assets (Note 3)	4,404	4,679
	473,719	93,275
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	34,866	31,186
Loan payable	80,361	77,256
Due to related parties (Note 6.b)	110,366	122,724
	225,863	231,166
Promissory notes payable	253,356	244,200
Convertible debentures (Note 5)	400,000	-
	879,219	475,366
Shareholders' Equity:		
Capital stock (Note 4)	948,068	925,068
Share subscriptions (Note 4.e)	100,000	-
Deficit	(1,453,568)	(1,307,159)
	(405,500)	(382,091)
	473,719	93,275

On behalf of the Board:

Signed:

"*Alan Crawford*", Director

"Greg Burnett", Director

CAMFLO INTERNATIONAL INC.
Statement of Operations and Deficit
Three months ended March 31, 2002
(Unaudited – Prepared by Management)

	2002 March 31 $	2001 September 30 $
Revenue:		
Interest	55	185
Administrative expenses		
Amortization	275	336
Audit and accounting fees	1,465	-
Finders' fee and bonuses (Note)	54,500	-
Interest expense	16,587	-
Investor relations and Shareholder information	2,750	-
Legal fees	30,709	10,028
Listing and transfer agent fees	7,195	2,664
Management fees	15,000	15,000
Miscellaneous property Investigation	1,566	-
Office services and supplies	3,302	1,369
Rent	2,250	1,500
Salaries and benefits		
Travel	8,615	-
Transfer agent fee	2,250	-
	(146,464)	(30,927)
Loss for the period	(146,409)	(30,742)
Deficit, beginning of period	(1,307,159)	(894,975)
Deficit, end of period	(1,453,568)	(925,717)
Loss per share	$(0.11)	$(0.00)

CAMFLO INTERNATIONAL INC.
Statement of Cash Flows
March 31, 2002
(Unaudited – Prepared by Management)

	2002 March 31 $	2001 September 30 $
CASH PROVIDED BY (USED IN)		
Operating activities		
Loss for the period	(146,409)	(30,742)
Add (deduct) items not requiring cash:		
Amortization	275	366
Finders fee and bonuses	23,000	-
	(123,134)	(30,376)
Changes in non-cash working capital items:		
Amounts receivable and prepaid		
Expenses	(1,935)	(1,791)
Accounts payable and accrued		
Liabilities	3,680	10,716
	(121,389)	(21,451)
Financing activities:		
Payable to related parties	(12,358)	18,940
Issue of capital stock for cash	-	-
Share subscriptions	100,000	-
Loans payable	3,375	-
Convertible debentures	400,000	-
Promissory notes	9,156	-
	500,173	18,940
Investing activities		
Investment in Oil and Gas	(161,000)	-
(Decrease) Increase in cash	217,784	(2,511)
Cash, beginning of period	75,450	21,939
Cash, end of period	293,234	19,428
Supplemental cash flow information		
Non-cash financing and investing activities:		
Shares issued for finders' fee	8,000	-
Shares issued for bonus	15,000	-

CAMFLO INTERNATIONAL INC.
Notes to Financial Statements
March 31, 2002
(Unaudited – Prepared by Management)

1.   **Basis of Presentation**

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2001.

2.   **Oil and Gas Interest**

During the period the Company completed an assignment agreement whereby the Company acquired a 20% working interest and a 16% net revenue interest in the Wimberley No. 5 gas prospect located in Jack County, Texas for consideration of $161,000. The Company is obligated to issue 150,000 common shares.

The Company paid a finder's fee in connection with this transaction of 80,000 common shares deemed at $0.10 per share.

3.   **Capital Assets**

Cost		Accumulated Depreciation	Net Value
Computer equipment	$2,781	$1,250	$1,531
Office equipment	5,250	2,377	2,873
	$8,031	$3,627	$4,404

4.   **Share Capital**

a)   Authorized: Unlimited number of common shares without par value
                       Unlimited number of preferred shares without par value

b)   Issued:

	Number of shares	Amount
Balance, beginning of period, December 31, 2001	1,106,666	$925,068
Issued during the period:		
For finder's fee (Note 2)	80,000	8,000
For loan bonus (Note)	150,000	15,000
Balance, end of period, March 31, 2002	1,336,666	$948,068

CAMFLO INTERNATIONAL INC.
Notes to Financial Statements, page 3
CAMPFLO INTERNATIONAL INC.
Notes to the Financial Statement, page 3
March 31, 2002
(Unaudited – Prepared by Management)

4.   Share Capital, continued

d)   Stock Options

During the period the Company granted 133,666 incentive stock options, to Directors and Officers of the Company, at a price of $0.13 per share if exercised on or before February 18, 2007.

e)   Share subscriptions

The Company has received $100,000 towards a private placement of 1,000,000 units. Each unit will consist of one common share and one share purchase warrant entitling the investor to purchase an additional common share at a price of $0.14 per share until April 1, 2004. A finder's fee $9,200 will be paid in connection with this financing. Subsequent to the period, this financing was completed.

f)   Bonus shares

Pursuant to a loan agreement dated November 1, 2001 the Company issued 150,000 common shares at a deemed price of $0.10 per share as consideration for the loan.

5.   Convertible Debentures

During the period, the Company completed a $400,000 convertible debenture private placement. The debentures bear interest of 15% per annum and mature on January 5, 2006. The debentures bear interest of 15% per annum and mature on January 5, 2006. The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per share in the first two years, $0.15 per share in the third year, $0.20 in the fourth year and $0.25 in the fifth year. The share purchase warrants entitle the investor to purchase an additional common share in the company at a price of $0.10 per share expiring the earlier of two years after conversion or February 28, 2007. A finder's fee of $24, 000 was paid in connection with this private placement.

6.   Related party transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)   During the period the Company paid or made provision for the future payment of the following amounts:

i) $15,000 for management fees, $975, for office services and supplies, and $2,250   for office rent to a private company controlled by a director of the Company;

6. Related party transactions, continued

      ii) $1,850 for office services and supplies; $925 for travel expenses to a Director of the Company;

b)   Due to related parties consist of the following amounts:

      i) $16,468 due to Directors of the Company;

      ii) $32,587 due to former Directors of the Company;

      iii) $61,311 due to a private company owned by a Director of the Company

British Columbia Securities Commission
QUARTERLY REPORT
BC FORM 51-901F

ISSUER DETAILS:

NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT

CAMFLO INTERNATIONAL INC. | March 31, 2002 | May 22, 2002

ISSUER ADDRESS:

Suite 704, 938 Howe Street,

CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE**
Vancouver	British Columbia	V6Z 1N9	(604) 331-4423	(604) 837-9484

Phone number:	**Fax Number:**	**E-mail address:**	**Website:**
604-837-9484	604-331-4466	alan@canadawired.com	N/A

CONTACT PERSON	**CONTACT'S POSITION**	**CONTACT TELEPHONE NO.**
Alan Crawford	Director	(604) 837-9484

WEBSITE: | **E-MAIL ADDREWSS:**

N/A | N/A

CERTIFICATE

The three schedules required to complete this quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE | **DATE SIGNED**
Signed: | **YY/MM/DD**
"Alan Crawford" | 02/05/29

DIRECTOR'S SIGNATURE | **DATE SIGNED**
Signed: | **YY/MM/DD**
"Greg Burnett" | 02/05/29

CAMFLO INTERNATIONAL INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING THE PERIOD ENDED MARCH 31, 2 002.

Date YY/MM/DD	Type of Issue	Description	Number of Shares Issued	Price per share	Proceeds $	Type of Consideration
02/03/08	Common	Bonus Shares	150,000	$0.10 per share	$15,000	Loan
02/03/08	Common	Finders' fee	80,000	$0.10 per share	$8,000	Introductions
02/03/08	Debt Securities	Convertible Debentures	Nil	$0.10 year 1&2 $0.15 year 3 $0.20 year 4 $0.25 year 5	$400,00	Cash

OPTIONS GRANTED DURING THE PERIOD ENDED MARCH 31, 2002.

Date Granted YY/MM/DD	Number	Type	Description/ Name	Exercise Price	Expiry Date
02/02/18	66,833	Incentive	Alan Crawford	$0.13	02/02/018
02/02/18	40,100	Incentive	Greg Burnett	$0.13	02/02/018
02/02/18	26,733	Incentive	Robert Hewitt	$0.13	02/02/018

OPTIONS, WARRANTS AND CONVERTIBEL SECURITIES OUTSTANDING   AS AT MARCH 31, 2002

Security	Amount	Exercise or Convertible Price per share	Expiry Date YY/MM/DD
Stock Options	133,666	$0.13	02/18/07
Convertible Debentures	$400,000	$0.10 $0.15 $0.20 year 4 $0.25 year 5	04/02/28 05/02/28 06/02/28 07/02/28
Warrants	$400,000	$0.10 two year after conversion or last day for conversion	06/01/05

LIST OF DIRECTORS AND OFFICER AS AT MARCH 31, 2002

Alan Crawford, President and Director   Robert Hewitt, Director
Greg Burnett, Director   Ken Dawson, Director
Robert Palkowski, Corporate Secretary

CAMFLO INTERNATIONAL INC.
SCHEDULE "C"
MANAGEMENTS DISCUSSION & ANALYSIS
For the period ended March 31, 2002

Description of Business

The company's principal business activities are the exploration and development of mineral properties.
Subsequent to the period the Company has been focusing on the oil and gas industry.

Competition

The resource industry in which the Company is engaged is in general, highly competitive. Competitors include
well-capitalized resource companies, independent resource companies and other companies having financial and
other resources far greater than those of the Company. Thus, a degree of competition exists between those
engaged in the resource industry to acquire the most valuable properties. As a result, the Company may
eventually be unable to acquire attractive resource properties.

Results of Operations

The Company reports a net loss of Cdn $146,464 or $0.11 per share, for the first quarter ended March 31, 2002.
The Company had no operating revenues or income for the period. Included in the loss is an amount of $39,500
for finder's fees and $24,000 for finder's fees. Of these amounts $23,000 was paid in common shares. During
the period the Company recorded $16,587 for interest at 15% to 18% on the loan and promissory notes payable.
Legal fees have increased by approximately $20,000 as a result of the acquisitions and financings the company
has conducted. The balance of the loss represents administrative expenses. Over all, the administrative
expenses have increased by approximately $60,160 compared to the corresponding period in 2001. The increase
is due mainly to the company being more active in investigating acquisitions, and arranging financings.

Related Party Transactions

Under a Management and Services Agreements with the President of the Company the Company pays a
monthly fee of $5,000. These amounts have been accrued during the period and are included in the accounts
payable at March 31, 2002.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the
Company is able to find, acquire, place in production and operate a resource property. Historically, the
Company has raised funds through equity financing and the exercise of options and warrants to fund its
operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the
interest in resources properties and the development of and production from such properties. This may
adversely affect the Company's ability to raise capital to acquire and explore resource properties.

The Company has a working capital of $82,452 at March 31, 2002. The company will need to re-finance in the near future.

Legal Proceedings

The Company as Plaintiff has filed a Statement of Claim in the Supreme Court of British Columbia against eFoundry to recover $216,000 in advances and costs associated with the Letter Agreement entered into with eFoundary and later terminated by eFoundry. The proceedings are on going and the outcome is not determinable.

Current and Subsequent Activities

During the subsequent to the year-end, the Company has been actively re-financing the Company, which the Board of Directors believes is necessary in order to facilitate acquiring new investments of merit. On September 27, 2001 the Company consolidated its capital on a 9 old for 1 new basis. The name of the Company was changed from Camflo Resources Ltd. to Camflo International Inc. The new trading symbol on the TSX Venture Exchange is now "CFF". The Company was able to secure a loan in the amount of $75,000; raise $400,000 through equity financing; acquire a 20% working interest in the Wimberley No. 5 gas prospect located in Jack County Texas and negotiate a further financing to $100,000

British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER   FOR QUARTER ENDED   DATE OF REPORT

CAMFLO INTERNATIONAL INC.   June 30, 2002   August 14, 2002

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE**
Vancouver	British Columbia	V6C 1T1	(604) 331-4423	(604) 682-3701

CONTACT PERSON	**CONTACT'S POSITION**	**CONTACT TELEPHONE NO.**
Alan Crawford	Director	(604) 837-9484

WEBSITE: **E-MAIL ADDRESS:**

N/A   N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE   **DATE SIGNED**
Signed: **YY/MM/DD**
"Alan Crawford"   02/08/15

DIRECTOR'S SIGNATURE   **DATE SIGNED**
Signed: **YY/MM/DD**
"Robert Hewitt"   02/08/15

CAMFLO INTERNATIONAL INC.
Balance Sheet
(Unaudited – Prepared by Management)

	2002 June 30 $	2001 December 31 $
ASSETS		
Current assets:		
Cash	251,588	75,450
Accounts Receivable	7,030	13,146
	258,618	88,596
Oil and Gas Interests (Note 2)	185,524	-
Capital assets (Note 3)	4,129	4,679
	448,271	93,275
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	19,380	31,186
Loan payable	84,108	77,256
Due to related parties (Note 7.b)	111,142	122,724
	214,630	231,166
Promissory notes payable (Note 6)	262,514	244,200
Convertible debentures (Note 5)	400,000	-
	877,144	475,366
Shareholders' Equity:		
Capital stock (Note 4)	1,048,068	925,068
Deficit	(1,476,941)	(1,307,159)
	(428,873)	(382,091)
	448,272	93,275

On behalf of the Board:

Signed:

"*Alan Crawford*", Director

"Robert Hewitt", Director

CAMFLO INTERNATION INC.
Statement of Operations and Deficit
Three months ended June 30, 2002
(Unaudited – Prepared by Management)

	3 months June 30,		6 months June 30,	
	2002	2001	2002	2001
	$	$	$	$
Revenue:				
Interest	(324)	(104)	(379)	(289)
Administrative expenses				
Administrative fees	1,500	-	3,000	-
Amortization	276	367	551	733
Audit and accounting fees	2,575	-	2,540	-
Finders' fees and bonuses	-	-	39,000	-
Interest expense	27,634	-	44,221	-
Investor relations and Shareholder information	(1,141)	2,850	1,608	2,850
Legal fees	6,445	2,789	33,785	12,817
Listing and transfer agent fees	971	3,510	10,416	6,174
Management fees	15,000	15,000	30,000	30,000
Office services and supplies	634	2,853	6,186	5,722
Travel	900	-	5,426	-
	(54,794)	(27,369)	(176,733)	(58,296)
	(54,470)	(27,265)	(176,354)	(58,007)
Extinguishment of debts	6,570	-	6,570)	-
Loss for the period	(47,900)	(27,265)	(169,784)	(58,007)
Deficit, beginning of period	(1,429,041)	(925,717)	(1,307,157)	(894,975)
Deficit, end of period	(1,476,941)	(952,982)	(1,476,941)	(952,982)
Loss per share	$(0.04)	$(0.00)	$(0.12)	$(0.01)

CAMFLO INTERNTIONAL INC.
Statement of Cash Flows
June 30, 2002
(Unaudited – Prepared by Management)

	3 months June 30,		6 months June 30,	
	2002	2001	2002	2001
	$	$	$	$
CASH PROVIDED BY (USED IN)				
Operating activities				
Loss for the period	(47,900)	(27,265)	(169,784)	(58,007)
Add (deduct) items not requiring cash:				
Amortization	275	367	551	733
Finders fee and bonuses	-	-	15,000	-
	(47,625)	(26,898)	(154,233)	(57,274)
Changes in non-cash working capital items:				
Amounts receivable and prepaid Expenses	8,051	(1,255)	6,116	(3,046)
Accounts payable and accrued Liabilities	(15,485)	(2,582)	(11,805)	8,135
	(55,059)	(30,735)	(159,922)	(52,185)
Financing activities:				
Due to related parties	776	21,600	(11,582)	40,539
Issue of capital stock for cash	100,000	-	100,000	-
Share subscriptions	(100,000)	-	-	-
Loans payable	3,478	-	6,852	-
Convertible debentures	-	-	400,000	-
Promissory notes	9,159	-	18,314	-
	13,413	21,600	513,584	40,539
Investing activities				
Investment in Oil and Gas	-	-	(177,524)	-
(Decrease) Increase in cash	(41,646)	(9,135)	176,138	(11,646)
Cash, beginning of period	293,234	19,428	75,450	21,939
Cash, end of period	251,588	10,293	251,588	10,293

Supplemental cash flow information
   Non-cash financing and investing activities:

Shares issued for finders' fee		-	8,000	
Shares issued for bonus		-	15,000	

CAMFLO INTERNATIONAL INC.
Notes to Financial Statements
June30, 2002
(Unaudited – Prepared by Management)

1.   **Basis of Presentation**

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2001.

2.   **Oil and Gas Interest**

During the period the Company completed an assignment agreement whereby the Company acquired a 20% working interest and a 16% net revenue interest in the Wimberley No. 5 gas prospect located in Jack County, Texas at a cost of $177,524. The Company is obligated to issue 150,000 common shares or make cash payment of $15,500.

The Company paid a finder's fee in connection with this transaction of 80,000 common shares deemed at $0.10 per share.

3.   **Capital Assets**

Cost		Accumulated Depreciation	Net Value
Computer equipment	$2,782	$1,375	$1,407
Office equipment	5,250	2,528	2,722
	$8,032	$3,903	$4,129

4.   **Share Capital**

a)   Authorized: Unlimited number of common shares without par value
                              Unlimited number of preferred shares without par value

b)   Issued:

	Number of shares	Amount
Balance, beginning of period, December 31, 2001	1,106,666	$925,068
Issued during the period:		
For finder's fee (Note 2)	80,000	8,000
For loan bonus (Note)	150,000	15,000
For cash	1,000,000	100,000
Balance, end of period, June 30, 2002	1,436,666	$1,048,068

4.   **Share Capital, continued**

g)   Stock Options

During the period the Company granted 133,666 incentive stock options, to Directors and Officers of the Company, at a price of $0.13 per share if exercised on or before February 18, 2007.

h)   Private Placement

The Company completed a private placement of 1,000,000 units. Each unit consisted of one common share and one share purchase warrant entitling the investor to purchase an additional common share at a price of $0.14 per share until April 1, 2004. A finder's fee of $9,200 was paid in connection with this financing.

i)   Bonus shares

Pursuant to a loan agreement dated November 1, 2001 the Company issued 150,000 common shares at a deemed price of $0.10 per share as consideration for the loan.

5.   **Convertible Debentures**

During the period, the Company completed a $400,000 convertible debenture private placement. The debentures bear interest of 15% per annum and mature on January 5, 2006. The debentures bear interest of 15% per annum and mature on January 5, 2006. The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per share in the first two years, $0.15 per share in the third year, $0.20 in the fourth year and $0.25 in the fifth year. The share purchase warrants entitle the investor to purchase an additional common share in the company at a price of $0.10 per share expiring the earlier of two years after conversion or February 28, 2007. A finder's fee of $24, 000 was paid in connection with this financing.

6.   **Promissory Notes**

The promissory notes payable are unsecured, bear interest at 15% per annum and are due on January 10, 2003. During the period, the Company accrued $18,314 in interest on the Notes

7.   **Related party transactions**

Related party transactions not disclosed elsewhere in these statements are as follows:

a)   During the period the Company paid or made provision for the future payment of the following amounts:

i) $30,000 for management fee, $975, for office services and supplies, and $1,900 to a private company controlled by a director of the Company and

7. **Related party transactions, continued**

$1,850 to a Director of the Company for office services and supplies

ii) $1,850 for office services and supplies; $925 for travel expenses to a Director of the Company;

b)   Due to related parties consist of the following amounts

i) $15,369 due to Directors of the Company;
ii) $32,587 due to former Directors of the Company;
iii) $63,186 due to a private company owned by a Director of the Company

British Columbia Securities Commission
QUARTERLY REPORT
BC FORM 51-901F

ISSUER DETAILS:

NAME OF ISSUER   FOR QUARTER ENDED   DATE OF REPORT

CAMFLO INTERNATIONAL INC.   June 30, 2002   August 14, 2002

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE**
Vancouver	British Columbia	V6C 1T1	(604) 331-4423	(604) 682-3701

Phone number:	**Fax Number:**	**E-mail address:**	**Website:**
604-837-9484	604-331-4466	alan@canadawired.com	N/A

CONTACT PERSON	**CONTACT'S POSITION**	**CONTACT TELEPHONE NO.**
Alan Crawford	Director	(604) 837-9484

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	**DATE SIGNED**
Signed:	**YY/MM/DD**
"Alan Crawford"	02/08/15

DIRECTOR'S SIGNATURE	**DATE SIGNED**
Signed:	**YY/MM/DD**
"Robert Hewitt"	02/08/15

CAMFLO INTERNATIONAL INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING THE PERIOD ENDED MARCH 31, 2 002.

Date YY/MM/DD	Type of Issue	Description	Number of Shares Issued	Price per share	Proceeds $	Type of Consideration
02/04/15	Common	Private Placement	1,000,000	$0.10 per share	$100,000	Cash

OPTIONS GRANTED DURING THE PERIOD ENDED MARCH 31, 2002.

Date Granted YY/MM/DD	Number	Type	Description/ Name	Exercise Price	Expiry Date
Nil					

OPTIONS, WARRANTS AND CONVERTIBEL SECURITIES OUTSTANDING AS AT JUNE 30, 2002

Security	Amount	Exercise or Convertible Price per share	Expiry Date YY/MM/DD
Stock Options	133,666	$0.13	02/18/07
Convertible Debentures	$400,000	$0.10	04/02/28
		$0.15	05/02/28
		$0.20 year 4	06/02/28
		$0.25 year 5	07/02/28
Warrants	400,000	$0.10 two year after conversion or last day for conversion	06/01/05
Warrants	1,000,000	$0.14	04/04/01

LIST OF DIRECTORS AND OFFICER AS AT JUNE 30, 2002

Alan Crawford, President and Director   Robert Hewitt, Director
Greg Burnett, Director   Ken Dawson, Director
Robert Palkowski, Corporate Secretary

CAMFLO INTERNATIONAL INC.
SCHEDULE "C"
MANAGEMENTS DISCUSSION & ANALYSIS
For the period ended June 30, 2002

Description of Business

The company's principal business activities are the exploration and development of mineral properties. Subsequent to the period the Company has been focusing on the oil and gas industry.

Competition

The resource industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company. Thus, a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive resource properties.

Results of Operations

The Company reports a net loss of Cdn $169,784 or $0.12 per share, for the first quarter ended June 30, 2002. The Company had no operating revenues or income for the period. Included in the loss is an amount of $24,000 for finder's fees and $15,000 for finder's fees and $15,000 for a bonus. Of these amounts $15,000 was paid in common shares. During the period the Company recorded $44,221 for interest at 15% to 18% on the loan and promissory notes payable. Legal fees have increased by approximately $20,970 as a result of the acquisitions and financings the company has conducted. The balance of the loss represents administrative expenses. Over all, the administrative expenses have increased by approximately $28,556 compared to the corresponding period in 2001. The increase is due mainly to the company being more active in investigating acquisitions, and arranging financings.

Related Party Transactions

Under a Management and Services Agreements with the President of the Company the Company pays a monthly fee of $5,000. These amounts have been accrued during the period and are included in the accounts payable at June 30, 2002.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resources properties and the development of and production from such properties. This may adversely affect the Company's ability to raise capital to acquire and explore resource properties.

The Company has a working capital of $43,988 at June 30, 2002. The company will need to re-finance in the near future.

Legal Proceedings

The Company as Plaintiff has filed a Statement of Claim in the Supreme Court of British Columbia against eFoundry to recover $216,000 in advances and costs associated with the Letter Agreement entered into with eFoundary and later terminated by eFoundry. The proceedings are on going and the outcome is not determinable.

SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2002

Date YY/MM/DD	Type of Issue	Description	Number of shares Issued	Price per share	Proceeds $	Type of consideration
02/08/20	Common	Bonus	150,000	$0.10	$15,000	Loan

OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2002

Date of Grant YY/MM/DD	Number	Type	Description/name	Exercise price	Expiry date

Nil

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AT SEPTEMBER 30, 2002

Security	Amount	Exercise or convertible price per share	Expiry Date YY/MM/DD
Stock options	133,666	0.13	07/02/18
Convertible debentures	$400,000	$0.10	04/02/28
		$0.15	05/02/28
		$0.20	06/02/28
		$0.25	07/02/28
Warrants	$400,000	$0.10 two years after conversion or last day for conversion	06/01/05
Warrants	1,000,000	0.14 per share	04/04/01

LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 30, 2002

Alan Crawford, President and Director   Robert Hewitt, Director

Ken Dawson, Director   Robert Palkowski, Corporate Secretary

British Columbia Securities Commission
Quarterly Report
Form 51-901F
SCHEDULE "C"

MANAGEMENT'S DISCUSSION & ANALYSIS
For the year ended December 31, 2002

The following discussion of the operations, results and financial position of the Company for the Period ended September 30, 2002 should be read in conjunction with the September 30, 2002 Interim Financial Statement and the related Notes.

Description of Business

The Company's principal business activities are the acquisition, development and exploration, or production, and marketing of petroleum and natural gas reserves in Alberta, and Texas and is a public company, whose common shares trade on the TSX– Venture Exchange under the symbol [CFF].

Results of Operations

The Company reports a net loss of Cdn $269,021 or $0.12 per share for the year ended December 31, 2002. The Company had no operating revenues but recognized interest income of $1,177 for the year. There were no write-offs or write-downs during the year.

Included in the loss was amortization of $8,758, interest expense of $100,625 on outstanding loans and convertible debentures, and finance costs of $15,000. The balance of the loss, $145,815, is administrative expenses, including professional fees. The expenses have decreased during the year compared to the corresponding period in 2002 by approximately $26,480 or 18%.

Consulting fees have declined by $44,750 because in 2001 the Company paid both Consulting fees and Management fees, whereas this year, the Company only pays Management fees. Listings, filing and transfer agent fees have increased by $8,379 as a result of the increase in financing activities during the year. Travel and accommodation has increased by $12,850 as a result of a Director of the Company investigating new property acquisitions, and arranging financings. Professional fees have declined while office services have increased. The fluctuation is a result of the corporate and accounting being done in-house.

Current operations

Prairie River, Alberta

The Company has acquired a 10% working interest of petroleum and natural gas rights in four sections north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie -in of the test well before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest. By drilling this well, the Company earns an option to participate in further exploration in an additional three contiguous sections at the same terms and conditions.

Jack County, Texas

The Company has acquired a 20% working interest in the drilling and development of Wimberley # 5 gas well located in the Barnett Shale region in Jack County, Texas. The operator of the project is the Cumming Company Inc. (CCI) of Fort Worth, which operates several other recently completed Barnett Shale wells in the vicinity. The well is expected to commence production within the next financial quarter.

Related Party Transactions

Under a Management and Services Agreements with a company owned by the President of the Company, the Company pays a monthly fee of $5,000. Included in the accounts payable at December 31, 2002 is $60,000 due under this agreement.

Competition

The resource industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company. Thus, a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive resource properties.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company's ability to raise capital to acquire and explore resource properties.

The Company has a working capital of $46,980 at September 30, 2002. The Company will need to re-finance in order to sustain current operations.

Legal proceedings

The Company as Plaintiff has filed a Statement of Claim in the Supreme Court of British Columbia against eFoundry to recover $216,000 in advances and costs associated with a Letter Agreement entered into with eFoundry and later terminated by eFoundry. The proceedings are on going and the outcome is not determinable.

CAMFLO INTERNATIONAL INC.
Balance Sheet
(Unaudited - Prepared by Management)

ASSETS

	September 30, 2002	December 31, 2001
Current assets		
Cash	129,022	75,450
Accounts receivable	8,626	13,146
	137,648	88,596
Oil and gas interest (Note 2)	196,435	-
Capital assets (Note 3)	3,853	4,679
	337,936	93,275

LIABILITIES

Current liabilities		
Accounts payable and accrued liabilities	270	31,186
Loan payable	-	77,256
Due to related parties (Note 7b)	486	122,724
Promissory notes payable (Note 6)	89,912	-
	90,668	231,166
Loan payable (Note 7)	87,686	-
Due to related parties (Note 8)	78,005	-
Promissory notes payable (Note 6)	-	244,200
Convertible debentures (Note 5)	401,912	-
Liabilities to be settled by issuance of shares (Note 6)	126,000	-
	784,271	475,366

SHAREHOLDERS' EQUITY

Capital stock (Note 4)	1,063,068	925,068
Contributed surplus (Note 5)	37,496	-
Deficit	(1,546,899)	(1,307,159)
	(446,335)	(382,091)
	337,936	93,275

On Behalf of the Board
Signed:

"Alan Crawford"

____________________Director

"Robert Hewitt"

____________________Director

CAMFLO INTERNATIONAL INC.
Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	3 Months September 30,		9 Months Septebmer 30,	
	2002 $	2001 $	2002 $	2001 $
Revenue:				
Interest income	604	37	930	326
Expenses:				
Accretion on debentures	2,450	-	5,545	-
Administrative fees	1,465	-	4,465	-
Amortization	275	-	826	-
Audit and accounting fees	(1,141)	-	1,398	-
Finder's fee and bonuses	-	-	39,000	-
Foreign exchange	360	-	360	-
Interest expense	30,641	-	74,862	-
Shareholder communications investor relations	6,066	-	7,675	-
Legal fees	3,456	-	30,672	-
Listing and filing fees	-	758	8,611	6,379
Management fees	15,000	15,000	45,000	45,000
Office services and supplies	6,152	2,175	12,338	4,897
Office rent	-	1,500	-	4,500
Travel and accommodation	190	-	5,616	-
Transfer agent	2,502	720	4,302	1,282
Loss before the following:	(67,416)	(20,162)	(240,670)	(78,458)
Extinguishment of debts	-	7,153	-	7,153
Loss for the period	(66,812)	(12,972)	(239,740)	(70,979)
Deficit, beginning of period	(1,480,087)	(952,982)	(1,307,159)	(894.975)
Deficit, end of period	(1,546,899)	(965,954)	(1,546,899)	(965,954)
Loss per share	$(0.03)	$(0.01)	$(0.10)	$(0.01)

CAMFLO INTERNATIONAL INC.
Statement of Cash Flows
(Unaudited - Prepared by Management)

	3 Months September 30		9 Months September 30	
	2002	2001	2002	2001
	$	$	$	$
CASH PROVIDED BY (USED IN)				
Operating Activities:				
Loss for the period	(66,812)	(12,972)	(239,740)	(70,979)
Items not requiring Cash:				
Accretion of debentures	2,450	-	5,545	-
Amortization	275	-	826	733
Accrued interest	14,857	-	33,863	-
Finder's fees and bonuses	-	-	15,000	-
	(49,230)	(12,972)	(184,506)	(70,246)
Changes in non-cash working capital Items:				
Amounts receivable and prepaids	(1,597)	14,437	4,520	11,391
Accounts payable and accrued liabilities	(55)	(12,152)	(30,918)	(4,017)
	(50,882)	(10,687)	(210,904)	(62,872)
Financing activities:				
Issue of capital stock for cash	-	-	100,000	-
Due to related parties	(32,650)	17,655	(44,232)	58,194
Loans payable	3,477	-	10,430	-
Convertible debentures	-	-	362,504	-
Promissory notes	(46,601)	-	(28,287)	-
Contributed surplus	-	-	37,496	-
	(75,774)	17,655	437,911	58,194
Investing Activities:				
Investment in oil and gas interest	4,090	-	(173,435)	-
Increase (decrease) in cash	(122,566)	6,968	53,572	(4,678)
Cash, beginning of period	251,588	10,293	75,450	21,939
Cash, end of period	129,022	17,261	129,022	17,261
Supplemental cash flow information				
Non-cash financing and investing activities:				
Shares issued for finder's fee	-	-	8,000	-
Shares issued for oil and gas interest			15,000	
Shares issued for bonus loan			15,000	

CAMFLO INTERNATIONAL INC.
Notes to Financial Statements
September 30, 2002

1. Basis of Presentation

These unaudited financial statement have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended December 31, 2001.

2. Oil and Gas Interest

The Company completed an assignment agreement whereby the Company acquired a 20% working interest and a 16% net revenue interest in the Wimberly No. 5 gas prospect located in Jack County, Texas at a cost of $161,000 and the issuance of 150,000 common shares at a deemed value of $0.10 per share.

A finder's fee was paid in connection with this transaction of 80,000 common shares at a deemed value of $0.10 per share.

3. Capital Assets

	Cost	Accumulated Depreciation	Net Value
Computer equipment	$ 2,781	$ 1,375	$ 1,407
Office equipment	5,250	1,498	2,570
	$ 8,031	$ 4,178	$ 3,853

4. Share Capital

a)   Authorized   Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

b)   Issued:

	Number of Shares	Amount
Balance, beginning of period	1,106,666	$ 925,068
Issued during the period		
for cash (Note 4d)	1,000,000	100,000
for loan bonus (Note 7)	150,000	15,000
for finder's fees (Note 2)	80,000	8,000
For oil and gas acquisition (Note 2)	150,000	15,000
Balance, end of period	2,486,666	$ 1,063,068

CAMFLO INTERNATIONAL INC.
Notes to Financial Statements
Page 2
September 30, 2002

4.   **Share Capital, continued**

    c)   Stock Based Compensation

In the three months ended March 31, 2002 the Company granted 133,666 fixed share purchase options to employees. The Company accounts for its grants under the fair value method. Under the fair value method options granted to non-employees are charged against income at the time of granting while no compensation expense is recorded for options granted to employees when the exercise price of the Company's employee stock awards is not less than the fair value of the options at the date of grant.

The options granted are exercisable at $0.13 per share on or before February 18, 2007. The exercise price of all options granted to employees was not less than the fair value of the options at the date of grant.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 150%, and an expected life of 5 years.

Had compensation cost for the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the three month period ended March 31, 2002 would have been $16,600. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

	2002	2001	2002	2001
	3 months		9 months	
Pro forma loss	$ 83,412	N/A	$ 256,340	N/A
Pro forma loss per share	$(0.04)	N/A	$(0.11)	N/A

Pro forma results may be materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value

4.   Share Capital, continued

estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Outstanding share purchase options which were issued prior to January 1, 2002 have neither been charged to income nor included in the calculation of pro
forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

d)   Private Placement

The Company completed a private placement of 1,000,000 units. Each unit consisted of one common share and one share purchase warrant entitling the investor to purchase an additional common share at a price of $0.14 per share until April 1, 2004. Included in this placements was a relative of a Director of the company as to 230,000 units.

e)   Bonus shares

Pursuant to a loan agreement dated November 1, 2001 the Company issued 150,000 common shares, at a deemed price of $0.10 per share, as consideration for the loan.

5.   Convertible Debentures

On March 8, 2002 the Company completed a $400,000 convertible debenture private placement. The debentures bear interest of 15% per annum and mature on January 5, 2006. The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per share in the first two years, $0.15 per share in the third year, $0.20 in the fourth year and $0.25 in the fifth year. The share purchase warrants entitle the investor to purchase an additional common share in the company at a price of $0.10 per share expiring the earlier of two years after conversion or February 28, 2007. A finder's fee of $24,000 was paid in connection with this financing. Included in this financing was a Director of the Company as to $40,000.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the debentures were split between liability and equity components at the time of their issue. The debt component reflects the present value of interest and principal after factoring out the conversion premium options value (equity component). The equivalent of the equity component amount of $37,496 is to be accreted over the term of the debentures to the principle and interest amounts payable by a charge to operations.

5.   **Convertible Debentures, continued**

The following is an analysis of the carrying value of the convertible debentures payable:

Debentures (cash)	$ 400,000
Less: Contributed surplus (equity component)	(37,496)
	362,504
Add: accrued interest for the period	33,863
Add: accretion portion for the period (charged to operations)	5,545
Convertible debenture, end of period	$ 401,912

6. **Promissory Notes**

The promissory notes payable are unsecured, bear interest at 15% per annum and are due on January 10, 2003.

During the period the Company paid down $50,120 in Notes and accrued additional interest of $64,433. Subsequent to the period, the Company settled $126,000 in Promissory Notes by the issuance of 1,050,000 common shares at a deemed value of $0.12 per share.

7. **Loans payable**

The loan payable is unsecured, bears interest at 18% per annum and is due on January 15, 2004. The Company issued 150,000 common shares at a deemed value of $0.10 as a bonus for the loan.

8. **Related party transactions**

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the Company paid or made provision for the future payment of the following amounts:
 i) $45,000 for management fees, $3,425 for office services and supplies, and $1,250 for investor relations and travel expenses, to a private company controlled by a Director.
 ii) $5,902 for office services and supplies and $925 for travel expenses to Directors.
b) Due to related parties consist of the following amounts
 i) $10,369 due to Directors of the Company;

8. Related Party transactions, continued

ii) $487 due to former Directors of the Company;

iii) $67,636 due to a private company owned by a Director of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc. -- SEC File No. 0-30026
(Registrant)

Date: June 24, 2003   By /s/ Alan Crawford
                          Alan Crawford, President and Director